SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2013

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR UNVEILS IMPROVED WEBSITE AND DIGITAL SERVICE TO CUSTOMERS

Ryanair, Europe's favourite low fares airline today (30 Oct) unveiled plans to significantly improve its www.ryanair.com website, which will further enhance the airline's industry leading customer service. Ryanair also announced a series of digital initiatives which will simplify booking and flying for Ryanair customers and their families.

Ryanair's new website features:
•	The removal of the Recaptcha for individual bookings (from 1 Nov).
•	A 24 hour "grace period" to fix minor errors in bookings (from 1 Nov).
•	A cleaner, simpler homepage (from 30 Nov).
•	A simplified booking path which cuts from 17 to 5 'clicks' to make bookings (from 30 Nov).
•	An intuitive booking flow which helps customers easily find the lowest fares on every route (30 Nov).

Ryanair also announced a series of digital improvements which will be released over the coming months this winter as follows:

•
A member service "My Ryanair" which allows customers to enter their details (name, address, credit card etc) and store them securely on the Ryanair.com website, saving customers time, every time they make bookings (from end Dec).

•	Mobile boarding passes (end Feb 2014) which will allow customers choose to either print their boarding passes or download them to their smart phones.

•
A "Fare Finder" feature (end Apr) which will allow customers to search for fares by price point, route and travel period. Customers will click a low fare and immediately find the dates and flights where it is available.

•	A new mobile app (May 2014) which will make Ryanair's fares and flight info readily available on all smartphones and tablet devices.

•	"Share the Fare" option (end Mar), which helps customers find Ryanair low fares and share them on your favourite social network.

•
Finally, Ryanair will release tailored language websites in all its major EU markets starting with a Spanish language and tailored website and an Italian version by end June 2014, making the Ryanair.com website readily available and accessible in all Ryanair's major EU markets during 2014.

Ryanair's Michael O'Leary said:

"We are excited and delighted with the new, cleaner, easier to use Ryanair.com website which significantly improves Ryanair's industry leading customer service. The Recaptcha security code will disappear on Friday for individual customers. Ryanair's new improved website will be released in just over two weeks and our soon to be delivered features including secure membership, low fares finder, mobile app, mobile boarding passes and individually tailored national websites in our bigger EU markets will help more customers to make great savings and waste less time by booking Ryanair's flights on the new and seriously improved Ryanair.com website.

We sincerely hope that customers will from 15 Nov next enjoy using our new and improved website. If they feel there are any other customer service improvements we can make, then I hope they will contact me using the "Tell MOL" feature on the Ryanair.com website."

For further information
please contact:                                                      Robin Kiely                                                   Joe Carmody
Communications                                           Edelman
Tel: +353-1-8121212                                   Tel. +353-1-6789333
press@ryanair.com                                      Ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 30 October, 2013

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary